Dalton Distillery

Profit and Loss
January - December 2022

	TOTAL
Income	
Sales	189,362.20
Total Income	**$189,362.20**
Cost of Goods Sold	
Cost of Goods Sold	0.00
Total Cost of Goods Sold	**$0.00**
GROSS PROFIT	**$189,362.20**
Expenses	
Advertising & Marketing	1,230.00
GNS Totes	28,223.54
Packaging Supplies	17,816.62
Raw Materials	5,871.18
Rent & Lease	8,442.63
Total Expenses	**$61,583.97**
NET OPERATING INCOME	**$127,778.23**
NET INCOME	**$127,778.23**

Dalton Distillery

Balance Sheet
As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Bank of the Ozarks	125,015.61
Bank OZK - PPP account	8,502.38
First Bank of Dalton	-1,378.87
Glass Bottles	59,870.40
Payment	3,374.46
SBA Loan Jr	17,799.10
Smart Bank	-1,402.34
Total Bank Accounts	**$211,780.74**
Accounts Receivable	
Accounts Receivable (A/R)	18,007.60
Total Accounts Receivable	**$18,007.60**
Other Current Assets	
Inventory	57,843.92
Inventory Asset	987.84
Uncategorized Asset	-4,004.69
Total Other Current Assets	**$54,827.07**
Total Current Assets	**$284,615.41**
Fixed Assets	
Accumulated Depreciation	-87,041.44
Buildings	28,000.00
Furniture & Fixtures	20,401.09
Land	14,000.00
Machinery & Equipment	158,419.34
Total Fixed Assets	**$133,778.99**
TOTAL ASSETS	**$418,394.40**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	0.00
Total Accounts Payable	**$0.00**
Credit Cards	
Discover	9,387.78

Dalton Distillery

Balance Sheet
As of December 31, 2022

	TOTAL
Total Credit Cards	**$9,387.78**
Other Current Liabilities	
Federal Excise Tax Payable	-235.91
GA Excise Tax Payable	133.47
Misc Pay SBA	91,200.00
NP - Vann Brown	0.00
Sales Tax Payable	144.90
SBA Loan	2,842.79
Total Other Current Liabilities	**$94,085.25**
Total Current Liabilities	**$103,473.03**
Long-Term Liabilities	
Bank OZK Loan	239,572.13
New Hill Note	0.00
Total Long-Term Liabilities	**$239,572.13**
Total Liabilities	**$343,045.16**
Equity	
Members Draw	-102,714.93
Members Equity	-210,296.36
Opening Balance Equity	8,511.47
Owner's Investment	259,155.44
Retained Earnings	-7,084.61
Net Income	127,778.23
Total Equity	**$75,349.24**
TOTAL LIABILITIES AND EQUITY	**$418,394.40**

Dalton Distillery

Statement of Cash Flows
January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	127,778.23
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-14,259.10
Inventory	0.00
SBA Loan	-28,712.07
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-42,971.17**
Net cash provided by operating activities	**$84,807.06**
NET CASH INCREASE FOR PERIOD	**$84,807.06**
Cash at beginning of period	126,973.68
CASH AT END OF PERIOD	**$211,780.74**